UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER S.A.

NOTICE TO THE MARKET

EMBRAER’S DEFENSE AND SECURITY UNIT SIGNS CONTRACT TO ACQUIRE 64.7% OF THE CAPITAL STOCK OF ORBISAT’S RADAR BUSINESS.

The R$28.5 million-deal will increase Embraer’s participation in the Brazilian Defense System

São José dos Campos, March 15, 2011 – Embraer’s Defense and Security unit signed a contract to purchase a 64.7% stake in the capital stock of the radar business of OrbiSat da Amazônia S.A., or OrbiSat. The deal, which is valued at R$28.5 million, is an important strategic step to increase the participation of Embraer’s Defense and Security unit in the Brazilian Defense System.

Founded in 1998, OrbiSat created a radar business in 2002 to develop state-of-the-art technology for air, sea and land remote sensing and aerial surveillance. This business unit has expanded quickly and now accounts for 40% of the revenue of OrbiSat. OrbiSat is currently negotiating contracts with the Brazilian Air Force and Navy for the development and manufacturing of integrated monitoring systems similar to those currently being operated by the Brazilian Army.

This acquisition will involve the splitting of OrbiSat into two companies: one focusing on the radar business, which will be controlled by Embraer’s Defense and Security unit, and the other specializing in electronic equipment, which will continue to be controlled by OrbiSat’s existing owners.

There are approximately 150 employees in OrbiSat’s radar business, whose estimated revenue for 2011 is R$50.0 million. In conjunction with the Brazilian Army, OrbiSat developed the SABER M60 radar, which will be the basis of the Border Surveillance System (Sistema de Vigilância de Fronteiras – SisFron). This technology is now being used in a contract with the Brazilian Army for mapping the unmapped area of the Amazon region. OrbiSat has already performed similar services in several other countries.

The contract will be submitted to the Administrative Board for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), for antitrust clearance. This is the first acquisition made by the recently created Embraer Defense and Security unit.

For further information, please contact:

Phone: +55-12-3927-4404

Fax: +55-12-3922-6070

Address: Av. Brigadeiro Faria Lima, 2170. Putim. São José dos Campos – SP. CEP 12.227-901. Brazil.

Phone: 1-954-359-3492

Adress: 276 SW 34th Street, Fort Lauderdale, FL 33315 USA

E-mail: investor.relations@embraer.com.br

www.embraer.com.br/ir

Contacts:

André Gaia – Head of Investor Relations

Juliana Villarinho Nascimento Kassiadis – Investor Relations

Paulo Ferreira – Investor Relations

Caio Pinez – Investor Relations

Cláudio Massuda – Investor Relations

Luciano Froes – Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2011

Embraer S.A.

By:	/s/ Cynthia Marcondes Ferreira Benedetto
Name: Cynthia Marcondes Ferreira Benedetto
Title: Chief Financial Officer